SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Set forth below is an update of Kenon Holdings Ltd.‘s (the “Company”) spin-off from Israel Corporation Ltd. (“IC”).

On January 9, 2015, 100% of the Company’s outstanding ordinary shares were distributed to IC’s shareholders of record as of January 9, 2015.

On January 11, 2015, the Company’s ordinary shares began trading on the Tel Aviv Stock Exchange.

On January 6, 2015, the Company’s ordinary began trading on a when-issued basis on the New York Stock Exchange (the “NYSE”) under the ticker symbol “KEN WI”. The NYSE has announced that the last day for when-issued trading in the Company’s shares on the NYSE will be January 13, 2015. Regular way trading under the ticker symbol “KEN” will begin on January 14, 2015. All when-issued trades will settle on January 16, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: January 12, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer